FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of January, 2006

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X       Form 40-F
                                 -----               -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes          No   X
                                 -----       -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on completed trial run of Unit 3 of Taicang Power Plant Phase II of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on January 18, 2006.



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                               [GRAPHIC OMITTED]

    (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)
                               (Stock Code: 902)

                       Overseas Regulatory Announcement
                     Unit 3 of Taicang Power Plant Phase II
                              Completed Trial Run

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") announced that the 600MW coal-fired generating unit (Unit 3) of Taicang Power Plant Phase II completed the 168 hours full-load trial run on 13th January 2006.

To date, the Company's total generation capacity on an equity basis has increased from 22,253MW to 22,703MW.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 22,703MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Currently, it is one of the largest independent power producers in China.

                                                          By Order of the Board
                                                                Huang Long
                                                                 Director

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                             Qian Zhongwei
(Executive director)                    (Independent non-executive director)
Huang Yongda                            Xia Donglin
(Executive director)                    (Independent non-executive director)
Wang Xiaosong                           Liu Jipeng
(Non-executive director)                (Independent non-executive director)
Na Xizhi                                Wu Yusheng
(Executive director)                    (Independent non-executive director)
Huang Long                              Yu Ning
(Executive director)                    (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Ding Shida
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
18th January 2006


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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By /s/ Huang Long
                            ---------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:    January 18, 2006